                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. __ )/1/


                             Ocular Sciences, Inc.
                             ---------------------
                               (Name of Issuer)

                   Common Stock, par value $0.001 per share
                   ----------------------------------------
                        (Title of Class of Securities)

                                   675744106
                                   ---------
                                 (CUSIP Number)

                        Wesley Jessen VisionCare, Inc.
                            333 East Howard Avenue
                          Des Plaines, IL 60018-5903
                                (847) 294-3000
                               Attn:  President
                  ------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 19, 2000
                                --------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

CUSIP NO. 675744106                  13 D                     Page 2 of 11 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Wesley Jessen VisionCare, Inc.                   36-4023739
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          9,594,495 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,577,830 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      9,594,495 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 41.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1.  Security and Issuer.

     The class of equity security to which this Statement relates is the common stock, par value $0.001 per share (the "Common Stock") of Ocular Sciences, Inc., a Delaware corporation ("OSI"). The name and address of the principal executive offices of OSI are Ocular Sciences, Inc., 475 Eccles Avenue, South San Francisco, California 94080.

     Item 2.  Identity and Background.

     This Statement is being filed by Wesley Jessen VisionCare, Inc. ("WJ"), a Delaware corporation, by virtue of: (i) its deemed beneficial ownership of shares of Common Stock as a result of WJ holding an option (the "Option") that is exercisable under certain circumstances for an aggregate of 4,577,830 shares of Common Stock ("Option Shares") and (ii) its deemed beneficial ownership of 5,016,665 shares of Common Stock as a result of its having been granted a proxy to vote such shares under certain circumstances as more fully described herein.

     WJ is the leading worldwide developer, manufacturer and marketer of specially soft contact lenses. WJ's products include cosmetic lenses, which change or enhance the wearer's eye color appearance; toric lenses, which correct vision for people with astigmatism; and premium lenses, which offer value-added features, such as improved comfort for dry eyes and protection from ultraviolet light. The address of the principal business and office of WJ is 333 East Howard Avenue, Des Plaines, Illinois 60018-5903. WJ is sometimes referred to herein as the "Reporting Person."

     Attached as Schedule A to this Statement is information concerning the Reporting Person to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

     During the last five years, neither the Reporting Person or the persons identified on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither of the Reporting Person or the persons identified on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.

     On March 19, 2000, WJ entered into a Stock Option Agreement with OSI (the "OSI Stock Option Agreement"). Pursuant to the OSI Stock Option Agreement, OSI granted to WJ an irrevocable option to purchase 4,577,830 shares of its Common Stock (subject to adjustment) at a purchase price of $16.94 per share (subject to adjustment). The Option may only be exercised upon the happening of certain events, which are outlined in Item 4. The Option is not currently exercisable. If the Option were to become exercisable, the exercise price to purchase all of the shares subject to the Option would be $77,548,440. WJ anticipates that all funds to be paid by it upon exercise of the Option would be provided by working capital, cash on hand and through debt and/or equity offerings.

     No consideration was paid for the Option. OSI entered into the OSI Stock Option Agreement to induce WJ to enter into the Merger Agreement (as defined in Item 4) and the WJ Stock Option Agreement (as defined in the Merger Agreement). WJ entered into the WJ Stock Option Agreement to induce OSI to enter into the Merger Agreement and the OSI Stock Option Agreement.

                               Page 3 of 11 Pages

     On March 19, 2000, OSI, John D. Fruth (the "Stockholder") and WJ entered into a Stockholders Agreement (the "Stockholders Agreement"). The transactions contemplated by the Stockholders Agreement are not expected to require the expenditure of any funds. OSI, the Stockholder and WJ entered into the Stockholders Agreement to induce WJ and OSI Acquisition Corp. ("Merger Sub") to enter into the Merger Agreement.

     Item 4.  Purpose of Transaction.

     On March 19, 2000, OSI, WJ and Merger Sub entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for (i) the merger of Merger Sub with and into OSI (the "Merger"), whereupon the existence of Merger Sub will cease and OSI will continue as the surviving corporation (the "Surviving Corporation"), and will be a wholly-owned subsidiary of WJ. WJ entered into the OSI Stock Option Agreement and the Stockholders Agreement to facilitate the transactions contemplated by the Merger Agreement.

     At the effective time of the Merger (the "Effective Time") and subject to certain limitations set forth in the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by stockholders exercising appraisal rights in accordance with applicable law) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into 0.7211 validly issued, fully paid and nonassessable shares (the "Exchange Ratio") of common stock, par value $.01 per share, of WJ ("WJ Common Stock") and the associated WJ Rights (as defined in the Merger Agreement), together with any cash in lieu of fractional shares of WJ Common Stock to be paid pursuant to the Merger Agreement. At the Effective Time, the holders of the outstanding shares of Common Stock so converted will become holders of record of the shares of WJ Common Stock issued in consideration therefor upon such conversion without any further action on the part of such holders.

     At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and be retired without payment of any consideration therefor and cease to exist.

     At the Effective Time, each share of Common Stock issued and outstanding at the Effective Time and owned by WJ or Merger Sub or held by the Company at the Effective Time, shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and be retired without payment of any consideration therefor and cease to exist.

     At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $.01 per share, of the Surviving Corporation.

     At the Effective Time, all then outstanding stock options granted under OSI's existing stock option plans will be converted into options to acquire that number of shares of WJ Common Stock as determined by multiplying the number of shares subject to such options by the Exchange Ratio. At the Effective Time, each outstanding purchase right under OSI's 1997 Employee Stock Purchase Plan will be assumed by WJ.

     Because the approval of OSI's stockholders is required by applicable law in order to consummate the Merger, OSI will submit the Merger Agreement, the Merger to its stockholders for approval.

                               Page 4 of 11 Pages

     The obligations of the parties to the Merger Agreement to effect the Merger is subject to certain conditions, and prior to the Effective Time, OSI or WJ may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

     The certificate of incorporation and the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation and the bylaws of the Surviving Corporation. The officers and directors of Merger Sub immediately prior to the Effective Time will be the officers and directors of the Surviving Corporation upon the completion of the Merger.

     In connection with the Merger, it is expected that OSI's Common Stock will cease to be quoted on the Nasdaq National Market and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

     Concurrently with the execution and delivery of the Merger Agreement, WJ, OSI and the Stockholder entered into the Stockholders Agreement. Pursuant to the Stockholders Agreement, the Stockholder has agreed to vote, and has granted the individual or individuals to be named by WJ an irrevocable proxy to vote, his shares of Common Stock owned as of March 19, 2000 and any shares of Common Stock acquired after March 19, 2000 and prior to the Effective Time (the "Securities") in favor of the Merger, the Merger Agreement and all other transactions contemplated in the Merger Agreement and the calling of a special meeting of the shareholders of the Company to consider any of the foregoing, in each case during the term of the Stockholders Agreement.

     The Stockholders Agreement also provides that the Stockholder shall not, except as contemplated by the terms of the Stockholders Agreement: (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any agreement, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, the Securities to any person; (ii) enter into any voting arrangement, whether by proxy voting agreement, voting trust, power-of-attorney or otherwise, with respect to the Securities; or (iii) take any other action that would in any way restrict, limit, or interfere with the performance of its obligations thereunder or the transactions contemplated thereby; provided, however, that the Stockholder may transfer all or any part of his Securities to any person, if the recipient of the Securities agrees in advance in writing delivered to WJ to be bound by the Stockholders Agreement.

     The Stockholders Agreement and all rights and obligations of the parties thereunder terminates immediately upon the earlier of: (a) the date upon which the Merger Agreement is terminated in accordance with its terms, (b) the Effective Time or (c) a Change in the OSI Recommendation as a result of a Superior Proposal (as defined in the Merger Agreement).

     Concurrently with the execution and delivery of the Merger Agreement, WJ and OSI entered into the OSI Stock Option Agreement. Pursuant to the OSI Stock Option Agreement, OSI granted WJ an irrevocable option to purchase 4,577,830 shares of Common Stock (subject to adjustment). The number of shares subject to the Option is subject to adjustment in order to prevent WJ's Total Profit (as defined in the OSI Stock Option Agreement) from exceeding $25.0 million.

     WJ may exercise the Option, in whole or in part, at any time or from time to time following the occurrence of an event the result of which is that the total fee or fees required to be paid by OSI to WJ pursuant to the Merger Agreement equals $20 million (each, a "Purchase Event"); provided, that, except as otherwise provided in the OSI Stock Option Agreement, the Option shall terminate upon the earliest to occur of (i) the Effective Time; (ii) 6 months after the first occurrence of a Purchase Event (or if, at the expiration of such 6-months after the first occurrence of a Purchase Event, the Option cannot be exercised by reason of any applicable judgment, decree, order, law or

                               Page 5 of 11 Pages
regulation, 10 business days after such impediment to exercise shall have been removed, but in no event under this clause (ii) later than the first anniversary of the Purchase Event); (iii) termination of the Merger Agreement under circumstances which do not and cannot result in WJ's becoming entitled to receive termination fees from OSI pursuant to the Merger Agreement; and (iv) 12 months after the termination of the Merger Agreement under circumstances which could result in WJ's becoming entitled to receive termination fees from OSI pursuant to the Merger Agreement, unless during such 12-month period, a Purchase Event shall occur.

     The preceding summaries of certain provisions of the Stockholders Agreement, the OSI Stock Option Agreement and the Merger Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits A, B and C, respectively, and are incorporated herein by reference.

     Other than as described in this Statement, none of the Reporting Persons or the persons identified on Schedule A attached hereto presently has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5.  Interest in Securities of the Issuer.

     Prior to March 19, 2000, the Reporting Person did not own and was not the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of Common Stock. Upon execution of the Stockholders Agreement, the Reporting Person may be deemed to have acquired "beneficial ownership" (as defined in Rule 13d-3 promulgated under the Exchange Act), of the Securities, with the sole power to vote the Securities with respect to the matters set forth in the Stockholders Agreement. As of March 19, 2000, the 5,016,665 shares of Common Stock (including 16,665 shares that are deemed beneficially owned as a result of the Stockholder holding currently exercisable stock options), constituted approximately 21.8% of the issued and outstanding shares of Common Stock (based on the number of shares of Common Stock represented to be issued and outstanding as of March 19, 2000, by the Company in the Merger Agreement).

     Upon execution of the OSI Stock Option Agreement, the Reporting Person may be deemed to be have acquired the "beneficial ownership" of the Option Shares, with the sole power to vote and dispose of such Option Shares. As of March 19, 2000, the Option Shares totaled 4,577,830 shares and constituted approximately 19.9% of the issued and outstanding shares of Common Stock (based on the number of shares of Common Stock represented to be issued and outstanding as of March 19, 2000, by the Company in the Merger Agreement and assuming the exercise of the Option).

     Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of
Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                               Page 6 of 11 Pages

     Item 6. Contracts, Arrangements, Understandings of Relationships With Respect to Securities of the Issuer.

     Except as otherwise set forth in this Statement (and the agreements referenced herein), to the best knowledge of the Reporting Person, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of OSI, including but not limited to transfer or voting of any of the securities of OSI, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of OSI.

     Item 7.  Material to be filed as Exhibits.

     Exhibit A --   Stockholders Agreement, dated as of March 19, 2000, by and among Wesley Jessen VisionCare, Inc., Ocular Sciences, Inc.
                    and John D. Fruth.

     Exhibit B --   OSI Stock Option Agreement, dated as of March 19, 2000, by and among Ocular Sciences, Inc. and Wesley Jessen
                    VisionCare, Inc.

     Exhibit C --   Agreement and Plan of Merger, dated as of March 19, 2000, by and among Wesley Jessen VisionCare, Inc., OSI Acquisition
                    Corp. and Ocular Sciences, Inc.

                               Page 7 of 11 Pages

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: March 28, 2000                WESLEY JESSEN VISIONCARE, INC.



                                    By: /s/ Edward J. Kelley
                                       ---------------------
                                    Name: Edward J. Kelley
                                    Its: Chief Financial Officer

                               Page 8 of 11 Pages

                                  SCHEDULE A

     The names and titles of the executive officers and the names of the directors of Wesley Jessen VisionCare, Inc. ("WJ") and their business address and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of WJ. Unless otherwise indicated, each occupation set forth opposite an individuals name refers to WJ and each individual is a United States citizen.

          Executive Officers              Position; Present Principal Occupation

Kevin J. Ryan                            Chairman, President and Chief Executive
                                         Officer

Edward J. Kelley                         Vice President-Finance and Chief
                                         Financial Officer

Raleigh S. Althisar, Jr.                 Vice President-Worldwide Manufacturing

Ronald J. Artale                         Vice President and Controller

Lawrence L. Chapoy                       Vice President-Research & Development

William M. Flynn                         Vice President-Pan Asia

Joseph F. Foos                           Vice President-Scientific Affairs

George H. McCrary                        Vice President-Americas

Daniel M. Roussel (citizen of France)    Vice President-Europe

Thomas F. Steiner                        Vice President-Marketing



           Directors                   Position; Present Principal Occupation

Michael A. D'Amato                Executive Vice President of The Advisory
The Advisory Board Company        Board Company (an advisory firm with
The Watergate                     practices in financial services and health
600 New Hampshire Avenue, NW      care and a for-profit membership association)
Washington, D.C. 20037

Edward J. Kelley                  Listed above

Adam W. Kirsch                    Chief Executive Officer of Net Ventures,
Net Ventures, LLC                 LLC (private investment fund focusing on
2 Canal Park                      Internet-related companies)
Cambridge, Massachusetts 02141


Sol Levine                        Retired.  Former President of Revlon, Inc.
4 East 72/nd/ Street
New York, New York 10021

                               Page 9 of 11 Pages

           Directors                   Position; Present Principal Occupation

John W. Maki                      Managing Director of Audax Management
Audax Management Company, LLC     Company, LLC (money management
101 Huntington Avenue             investment business)
Boston, Massachusetts 02199


John J. O'Malley                  Managing Director of Audax Management
Audax Management Company, LLC     Company, LLC (money management
101 Huntington Avenue             investment business)
Boston, Massachusetts 02199


Stephen G. Pagliuca               Managing Director of Bain Capital, Inc.
Bain Capital, Inc.                (private equity investment firm)
2 Copley Place
Boston, Massachusetts 02116

Kevin J. Ryan                     Listed above

                              Page 10 of 11 Pages

                                 EXHIBIT INDEX


Exhibit No.                                 Exhibit Name
-----------                                 ------------
     A Stockholders Agreement, dated as of March 19, 2000, by and among Wesley Jessen VisionCare, Inc., Ocular Sciences, Inc. and John D. Fruth.

     B OSI Stock Option Agreement, dated as of March 19, 2000, by and among Ocular Sciences, Inc. and Wesley Jessen VisionCare, Inc.

     C Agreement and Plan of Merger, dated as of March 19, 2000, by and among Wesley Jessen VisionCare, Inc., OSI Acquisition Corp. and Ocular Sciences, Inc.

                              Page 11 of 11 Pages